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                            October 1, 2021

       David Rockecharlie
       Chief Executive Officer
       IE PubCo Inc.
       600 Travis Street, Suite 7200
       Houston, TX 77002

                                                        Re: IE PubCo Inc.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed September 13,
2021
                                                            File No. 333-258157

       Dear Mr. Rockecharlie:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 20, 2021 letter.

       Registration Statement on Form S-4 as Amended September 13, 2021

       Unaudited Pro Forma Condensed Combined Financial Statements
       Notes to Unaudited Pro Forma Condensed Combined Financial Statements
       Note 4 Supplemental Pro Forma Oil and Natural Gas Reserves Information Oil and Natural Gas Reserves
       Standardized Measure of Discounted Future Net Cash Flows, page 209

   1.                                                   Revise the disclosure
for the year ended December 31, 2020 relating to Independence   s
                                                           Historical    total
proved reserves, proved developed reserves, proved undeveloped reserves and the
changes therein by individual product type as presented on pages 207 through 208 as well as
the disclosure of the standardized measure and the changes therein as presented on pages
209 and 210, respectively, to reflect the changes in such estimates
 David Rockecharlie
FirstName  LastNameDavid Rockecharlie
IE PubCo Inc.
Comapany
October    NameIE PubCo Inc.
        1, 2021
October
Page 2 1, 2021 Page 2
FirstName LastName
         based on the revised reserves reports filed as Exhibits 99.6, 99.8 and 99.11.

         This comment also applies to the disclosure of the reserves and future net income for
         Independence as of December 31, 2020 presented on page 238 and the comparable disclosure of reserves and the standardized measure and the changes therein for the year ended December 31, 2020 as presented on page F-57 through F-58 and page F-59 through
         F-60, respectively.
Information About Independence
Proved Undeveloped Reserves (PUDs), page 240

2. Your response to comment 18 indicates that the proved undeveloped reserves disclosed in
         Exhibit 99.4 as of December 31, 2020 include 12,528 MBoe or approximately 12.7% of
         Independence   s total proved undeveloped reserves for certain
locations that generate
         positive future net revenue but have negative present worth discounted at 10 percent. We also note disclosure in Exhibit 99.11 indicating the reserves report includes similar estimates of proved undeveloped reserves for one location.

         Expand the discussion of Independence   s proved undeveloped reserves
to clarify that
         these reserves are part of a development plan and schedule adopted by management, including approval by the Board if such approval is required, and disclose the marginal nature of these wells and the economic risk that they pose. Refer to Rule 4-10(a)(31)(ii) of
         Regulation S-X, the Compliance and Disclosure Interpretation Question 131.04, and
         FASB ASC 932-235-50-10.
Experts
Independence, page 288

3.       The disclosure on page 289 indicates that Independence   s oil and
natural gas reserves and
         the related future net cash flows included in this proxy statement/prospectus as of
         December 31, 2019 were based on the proved reserve estimates prepared by Netherland,
         Sewell & Associates, Inc. Please provide us with the reserves report(s) supporting those estimates.
Exhibit Index
Exhibit Number 99.6, 99.7, 99.8, page II-6

4. We note your response to comments 23 and 24; however, we are unable to locate the disclosure revisions identified in your responses. Please obtain and file revised reserves reports, Exhibits 99.6, 99.7 and 99.8, to address disclosure regarding the following:

                The reserve reports each refer to an Appendix A, not included with the report. Please include the referenced attachment or remove the reference if you do not intend to include this supplemental information with the filed reports. David Rockecharlie
IE PubCo Inc.
October 1, 2021
Page 3
             In addition to stating that the audited estimates are within a specified audit tolerance threshold, the report should also reference the source of the
Audit standards    for
           establishing these thresholds, e.g. the Standards Pertaining to the Estimating and
           Auditing of Oil and Gas Reserves Information promulgated by the Society of
           Petroleum Engineers. Refer to the disclosure requirements under Item 1202(a)(8)(iv)
           and (a)(8)(ix) of Regulation S-K.
5. The reserve reports filed as Exhibits 99.7 and 99.8 indicate that the lease operating expenses in these reports represent field level operating costs and do not include COPAS charges. By comparison, disclosure in Exhibit 99.6 indicates that the lease operating expensing in that report contain COPAS charges for non-operated wells, but not for operated properties. Obtain and file revised reserves reports, Exhibits
99.7 and 99.8, to
      reconcile the inconsistency in disclosure or tell us why a revision is not needed.
Exhibit Number 99.9, 99.10, page II-6

6. We note your response to comment 22; however, we are unable to locate the disclosure revisions identified in your response. Please obtain and file revised reserves reports,
      Exhibits 99.9, and 99.10, to address disclosure regarding the following:

             The report should state the purpose for which the report was prepared, e.g. for inclusion as an exhibit in a filing made with the United States Securities and
           Exchange Commission. Refer to Item 1202(a)(8)(i) of Regulation S-K.

             The report should specify the average realized prices after adjustments for location and quality differentials, by product type including natural gas liquids, if any, for the reserves included in the report as part of the discussion of the economic assumptions.
           Refer to the Item 1202(a)(8)(v) of Regulation S-K.

        For questions regarding comments on engineering matters, you may contact John
Hodgin, Petroleum Engineer, at (202) 551-3699. You may contact Yong Kim, Staff Accountant, at (202) 551-3323 or Sondra Snyder, Staff Accountant, at (202) 551-3332 if you have questions regarding comments on the financial statements and related matters. Please contact Anuja A.
Majmudar, Attorney-Advisor, at (202) 551-3844 or, in her absence, Timothy S. Levenberg,
Special Counsel, at (202) 551-3707 with any other questions.



                                                              Sincerely,
FirstName LastNameDavid Rockecharlie
                                                              Division of
Corporation Finance
Comapany NameIE PubCo Inc.
                                                              Office of Energy
& Transportation
October 1, 2021 Page 3
cc:       Doug McWilliams, Esq. of Vinson & Elkins LLP
FirstName LastName